Exhibit 99.1

LETTER TO SHAREHOLDERS

Dear Shareholders,

Our company ended 2005 nearly a year ahead of schedule in the execution of our multiyear profit improvement plan, having achieved over $300 million of the $350 million targeted cost reductions announced in 2003. These lower costs, combined with an improved revenue mix, resulted in a 76 percent increase in operating income and nearly a 3 point increase in operating margin compared to 2004. This performance also helped our company enter 2006 with a strong cash position, having generated $367 million of free cash flow in 2005, double the amount generated in 2004. Even through a CEO transition our employees maintained their focus and momentum. As a result, NCR achieved earnings-per-share growth of over 80% compared to 2004, and is now in a position to execute a growth-oriented strategy.

While our solid financial results these past few years have largely been attributed to general and administrative cost reductions, our future will be focused on three key areas – productivity, profitable growth, and culture. These three strategic imperatives are outlined in more detail later on in this letter.

2005 BUSINESS UNIT RESULTS

The continued momentum in Teradata Data Warehousing reflected the strong market demand for our industry-leading technology and our penetration of new industry verticals. Revenue growth of 9% enabled our Teradata Data Warehousing business to drive a 39% improvement in operating income from 2004.

NCR’s Financial Self Service division delivered good operating results in an ATM market that experienced significant price erosion in 2005. With more sales resources targeting the U.S. community bank market, we estimate that our market share expanded in this segment in 2005. Banks purchased ATMs at slightly higher levels than in an exceptionally strong 2004, even as they were busy constructing the back-office infrastructure required for image-enabled deposit automation that will allow them to take advantage of the recently enacted Check 21 legislation. When the banks have their infrastructure rebuilt for the electronic clearing of checks, they will have the opportunity to meaningfully reduce their operating costs by using our deposit automation technologies.

Despite a more aggressive pricing environment, profitability remained roughly stable year-over-year as we closely managed costs, maintained our pricing discipline, and effectively sold the added value of NCR’s ATM technology and services. In late 2005, we began manufacturing ATMs in Budapest, Hungary, to respond to increasing demand in Eastern Europe and to further improve our cost structure.

As the retail industry felt its profits being compressed as a result of economic pressures, NCR’s Retail Store Automation solutions helped retailers reduce cost and improve customer satisfaction at the checkout lane through the deployment of self-checkout systems. Although the traditional point-of-sale product revenue was down year-over-year, our self-checkout and self-service kiosks generated double-digit growth and solid operating margins in 2005. Retailers, hotel operators, airlines, and other businesses are rapidly recognizing the operational and customer service benefits afforded by self-service technologies.

Our Customer Services division achieved meaningful profit improvement as we continued our multiyear plan to reduce cost and exit lower profit business. By favorably shifting the revenue mix and reducing costs, we increased operating income by more than $100 million. Although we improved Customer Services operating margin by 6 points on about 30 percent of the company’s revenue, we feel there is opportunity to further improve margins and achieve a more acceptable level of profitability in years to come.

LOOKING FORWARD

There are three key components to further establishing NCR as a great company. First, we must continue to reduce our overall cost structure. We have more work to do to improve our efficiency and productivity, specifically in areas that relate to “cost of goods sold,” such as supply chain and manufacturing costs. Second, we will reinvigorate NCR through promoting a customer-focused, high performance culture, a critical enabler for our ability to innovate and grow.

The third component of our strategy is to make targeted investments in our existing businesses for future top-line revenue growth. NCR is intensely focused on the markets for enterprise analytics and self-service technologies, as these markets exhibit continued growth potential and fit well with our core capabilities.

In the enterprise analytics market, our Teradata® data warehousing technology continues to be recognized as the leader in the rapidly growing enterprise data warehouse market. Companies continue to invest in data warehouse infrastructure and enterprise analytical applications because these investments lower their costs while enabling them to make better, faster business decisions that improve their competitiveness.

We remain focused on leveraging the full potential of Teradata’s leadership position through further investment in R&D, expansion of demand creation headcount, and the extension of our ecosystem. For example, the 2005 acquisition of DecisionPoint® software has extended Teradata’s capability in the financial management market.

A global leader in self-service software and solutions, NCR will exploit this key opportunity for growth. NCR is uniquely positioned to meet the ever-increasing “anytime, anywhere” expectations of consumers.

To strengthen our core competency in self-service and to access new and significant market segments beyond the retail and banking sectors, NCR acquired the assets of self-service solution providers Galvanon and InfoAmerica. These acquisitions extended our self-service offering into the health care and fast-food industries.

The use of self-service technologies will transcend multiple industries and applications as consumer demand for do-it-yourself convenience continues to grow while the value self-service solutions bring to our customers increases. To meet that demand, we are better aligning our assets and identifying opportunities for convergence in our solutions. We are identifying ways to leverage best practices, core components, and capabilities across our divisions to develop end-to-end solutions for our customers.

In addition, we will pursue very targeted growth opportunities within our other businesses. For example, NCR can expand beyond our traditional break-fix maintenance services to provide Managed Services. This opportunity enhances our ability to become a trusted and mission-critical partner with deeper, more strategic customer relationships. We have built an unmatched customer service infrastructure made up of globally consistent processes, applications, and analytical intelligence based on our own Teradata Data Warehouse architecture. Leveraging this infrastructure, along with our deep services knowledge, allows us to manage selected IT operations for our customers, increasing the efficiency and cost effectiveness of their technology investments.

Another example of a targeted growth opportunity exists in our Retail Store Automation business as we explore the ability to offer compelling point-of-sale solutions to small and medium-sized retail businesses through a value-added partner network. NCR’s heritage began with retail point-of-sale, and we will leverage our industry expertise and global footprint to extend our market position in this space.

Our future success is linked to growth where we have core competencies and market leadership, and where the potential for profitable growth is greatest. Continuing to execute on our cost structure improvement plan and delivering quality bottom-line results are critical to fuel investment and prime the “growth machine” for our future.

We’re very proud of our employees around the world and thank them for their hard work, dedication and results in 2005. And we’re confident that with our ongoing emphasis on lasting cost structure improvements, combined with a renewed focus on targeted growth, we can continue to increase shareholder value in the years ahead – and further transform NCR into a truly great company.

Thank you for your continued interest and support.

William R. Nuti	James M. Ringler
President and Chief Executive Officer	Chairman of the Board